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                                                                   EXHIBIT 8.2




Board of Directors
Mr. John Mackey
Heritage Savings Bank, SSB
102 W. High Street
PO Box 39
Terrell, TX  75160-0039


Ladies and Gentlemen:

Re: Texas Franchise Tax Opinion Relating to the Conversion of Heritage Savings Bank, SSB from a State Charted Mutual Savings Bank to a State Chartered Stock Savings Bank under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended

You have requested our opinion of the Texas franchise tax consequences of the conversion of Heritage Bank, SSB (or "Mutual") from a State mutual savings bank to a State stock savings bank (or "Converted Bank") pursuant to the provisions of Section 368 (a)(1)(F) of the Internal Revenue Code of 1986, as amended. This opinion applies only to Mutual and Converted Bank and no opinion is being made related to any transactions affecting any related holding company.

ASSUMPTIONS

1. The conversion is implemented in accordance with the terms of the Plan of Conversion and all conditions precedent contained in the Plan of Conversion shall be performed or waived prior to the consummation of the conversion.

2.  The conversion qualifies as a tax-free corporate reorganization under
    Section 368(a)(1)(F) of the Internal Revenue Code of 1986.

3.  Mutual is a State mutual savings bank chartered under the Texas law.

4.  Converted Bank is a State stock savings bank chartered under Texas law.

5. The assets and liabilities of Mutual assumed by Converted Bank are transferred by operation of law under Texas law.



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Board of Directors
Heritage Bank, SSB

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OPINION

The State of Texas has no state income tax other than the earned surplus tax associated with the Texas franchise tax as discussed below.

Based solely on the assumptions set forth herein above and our analysis and examination of applicable Texas franchise tax laws, rulings, regulations, and judicial precedents, we are of the opinion that if the transaction is undertaken in accordance with the above assumptions:

1. Neither Mutual nor Converted Bank will recognize any income that is subject to Texas franchise tax as a result of the transaction, and

2. Mutual will be treated as a terminated entity for Texas franchise tax purposes. Therefore, Mutual's Texas franchise tax earned surplus business loss carryforward will be permanently lost upon the completion of the conversion. Historically, Mutual's franchise tax liability has been computed based on its capital, and not on its earned surplus. It is anticipated the Converted Bank will compute its franchise tax in the same manner for the near future. Therefore, the loss of the earned surplus business loss carryforward upon conversion will not have a significant negative impact on the expenses or financial condition of the Converted Bank.

No opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Texas Statute which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

Respectfully submitted,



Payne Falkner Smith & Jones, P.C.